Exhibit 99.1

QIWI to Announce Second Quarter 2021 Financial Results on August 19, 2021

NICOSIA, CYPRUS – July 29, 2021 – QIWI plc, (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of next generation payment and financial services in Russia and the CIS, today announced that it will host a conference call and webcast on Thursday, August 19, 2021 at 8:30 a.m. ET to review the second quarter 2021 financial results. A press release with the second quarter 2021 financial results will be issued before the market opens on Thursday, August 19, 2021.

The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13722017. The replay will be available until Thursday, September 2, 2021. The call will be webcast live from the Company’s website at https://www.qiwi.com under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 16.6 million virtual wallets, over 106,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 128 billion cash and electronic payments monthly connecting over 29 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Contact

Investor Relations

+357.25028091

ir@qiwi.com